NEWS RELEASE

                                                            [VINTAGE FUNDS LOGO]

                 June 28, 2005

                 For media inquiries:
                 Katherine Taylor
                 815-961-7164




          VINTAGE EQUITY FUNDS TO TRANSITION APPROXIMATELY $164 MILLION
                 IN ASSETS TO FEDERATED INVESTORS' MUTUAL FUNDS

   ROCKFORD, IL - AMCORE Financial, Inc, (NASDAQ:AMFI) announces a definitive agreement with Federated Investors, Inc. for the transition of three Vintage equity funds to Federated Investors mutual funds.


   The Vintage Mutual Funds are a family of 11 proprietary funds advised by Investors Management Group, a subsidiary of AMCORE Investment Group, N.A., which is a subsidiary of AMCORE Financial, Inc. The boards of directors of AMCORE Financial, the Vintage Mutual Funds and Federated Funds approved the planned transitions, which are now subject to the approval of the Vintage Fund shareholders. It is anticipated that the Vintage Fund shareholder meeting to approve the transition will be held in September 2005. The financial terms of the definitive agreement were not disclosed.


   AMCORE concluded that Federated Investors, Inc. with $179 billion of assets under management across a broad product line, could best provide the high-quality investment management and related services that the Vintage funds shareholders deserve.


    "The three Vintage equity funds will join Federated mutual funds, which have a strong long-term track record," said Jeffrey D. Lorenzen, president of the Vintage Mutual Funds and president of Investors Management Group, advisor to the Vintage Mutual Funds. "Federated has been in the mutual fund business for 50 years and has resources necessary to offer Vintage shareholders a variety of high quality investments."


   In effect, the Vintage Balanced Fund assets will transition to the Federated Stock and Bond Fund and the Vintage Equity (S and T shares) and Vintage Growth funds will transition to the Federated Capital Appreciation Fund. Collectively the Vintage equity funds consist of approximately $164 million in assets. The Vintage asset totals by fund include Equity, $108 million; Growth, $34 million and Balanced, $22 million.

   "Transitioning the Vintage equity funds to Federated equity funds is an important step toward expanding the array of investment options available to AMCORE Bank and AMCORE Investment Group customers," said Kenneth E. Edge, chairman, president and CEO of AMCORE Financial.


   The transition of the Vintage equity funds to Federated also moves AMCORE Investment Group closer to a more open sales environment for investments. "Clients today are looking for objectivity from their investment managers, and opening our investment architecture provides that objectivity and complements our role as a trusted financial advisor," said Patricia Bonavia, chief operating officer of AMCORE Investment Group. "Our strength is in blending the right mix of expert financial planning services, high quality investment options, relationship management and superior customer service to attract and keep clients long term."


   The Vintage Funds are proprietary funds sold primarily through AMCORE Bank's branch network. The Vintage fixed-income funds will continue to be managed by Investors Management Group and offered through AMCORE Bank branches.


   Like AMCORE, several banks of similar size have exited the proprietary equity mutual fund business, because today's more highly regulated, fee-sensitive environment makes it difficult to achieve the necessary investment volume. In searching for a firm to undertake a strategic transaction, the Vintage Board reviewed potential synergies with several of the top mutual fund firms.


   Voting separately by fund, shareholders will be asked to approve the following transfers:

----------------------------------------------------------------------------------------------
Vintage Fund                 Assets          Federated Fund                    Assets
                             (as of May 31)                                    (as of May 31)
---------------------------- --------------  --------------------------------- ---------------
Vintage Balanced Fund                        Federated Stock and Bond Fund,
(AMBFX)                      $22.1 million   Inc. (FSTBX)                      $328.3 million
---------------------------- --------------  --------------------------------- ---------------
Vintage Equity Fund                          Federated Capital Appreciation
(VEQSX)                      $107.8 million  Fund (FEDEX)                      $3.3 billion
---------------------------- --------------  -------------------------------- --------------
Vintage Growth Fund                          Federated Capital Appreciation
(AVAGX)                      $33.9 million   Fund (FEDEX)                      $3.3 billion
---------------------------- --------------  -------------------------------- ---------------

   AMCORE Financial, Inc. is headquartered in Northern Illinois and has banking assets of $5.0 billion and investment assets under administration of $4.4 billion with 73 locations in Illinois, Wisconsin and Iowa.

   AMCORE provides a full range of consumer and commercial banking services, a variety of mortgage lending products and investment services including trust, brokerage, asset management, mutual fund administration, employee benefit plan record keeping and is the investment advisor for the Vintage family of mutual funds.

   AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at WWW.AMCORE.COM or at WWW.VINTAGEFUNDS.COM.

   This news release contains, and our periodic filings with the Securities and Exchange Commission and written or oral statements made by the Company's officers and directors to the press, potential investors, securities analysts and others will contain, forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby with respect to, among other things, the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE's management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "should", "may", "will" or similar expressions identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any forward-looking statements in light of new information or future events.

   Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors - many of which are beyond the ability of the Company to control or predict - could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new or existing competitors; (II) adverse state, local and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) ability to attract and retain key executives or personnel; (VI) changes in interest rates including the effect of prepayment;
(VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends; (X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in U.S. generally accepted accounting principles; (XVI) changes in assumptions or conditions affecting the application of "critical accounting estimates"; (XVII) inability of third-party vendors to perform critical services for the Company or its customers; (XVIII) disruption of operations caused by the conversion and installation of data processing systems, and (XIX) zoning restrictions or other limitations at the local level, which could prevent limited branch offices from transitioning to full-service facilities.


   Federated Capital Appreciation Fund, a portfolio of Federated Equity Funds (ICA No. 811-4017) and Federated Stock and Bond Fund, Inc. (ICA No. 811-1) (collectively, "Federated"), together with Vintage Mutual Funds, Inc. ("Vintage"), will file a proxy statement/prospectus and other relevant document concerning the planned transitions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSITIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSITIONS, AND RELATED MATTERS. Investors will be able to obtain these document's free of charge at the SEC Web site (www.sec.gov). In addition, documents filed with the SEC by Federated will be available free of charge at 1-800-341-7400 or FederatedInvestors.com. Documents filed with the SEC by Vintage will be available free of charge at 1-800-798-1819 or www.VintageFunds.com.

                                                            [VINTAGE FUNDS LOGO]


June 2005





Dear Vintage Shareholder:

AMCORE Investment Group is deeply committed to expanding the value-added wealth management services and investment options we offer customers and clients. In the upcoming weeks you will be receiving some exciting news regarding our Vintage equity funds.

A definitive agreement has been reached with Federated Investors, Inc. to transition the Vintage equity funds, which include Vintage Balanced, Vintage Equity (S and T shares) and Vintage Growth funds, to the Federated Funds. In effect, the Vintage Balanced Fund assets will transition to the Federated Stock and Bond Fund and the Vintage Equity (S and T shares) and Vintage Growth funds will transition to the Federated Capital Appreciation Fund. The transition is subject to Vintage equity funds shareholder approval. The Vintage fixed-income funds are not affected by this transition.

AMCORE continues to focus on providing the highest quality wealth management services. As of early 2005, Federated is ranked in the top six percent of equity fund managers in terms of assets under management in open-end mutual funds, according to Strategic Insight. This transition is an important step in expanding the quality investment options offered to AMCORE and AIG customers.

Transitioning Vintage equity funds to Federated's equity funds will help provide the long-term track record AMCORE customers, AIG clients and existing Vintage Fund investors seek in equity investments. With $179 billion in assets under management, Federated is one of the largest investment management organizations in the country. They have been in the mutual fund business for 50 years and offer a broad product line of more than 135 mutual funds, closed end funds and separately managed accounts in a wide range of investment strategies.

There are several aspects of the transition that are important to you as shareholders. There will not be a sales charge for the shares of the Federated Funds issued in the transition. In addition, current Vintage equity funds shareholders will be "grandfathered" meaning you will not pay sales charges on any future investments in the two Federated funds. The transition is planned as a tax-free event. Shareholders should not incur capital gains or losses on the conversion from Vintage equity funds to Federated Funds.

If you have questions, you may call your AMCORE investment representative. You can also visit our website at WWW.AMCORE.COM or WWW.VINTAGEFUNDS.COM to view the press release. To learn more about Federated's mutual funds, visit their website at WWW.FEDERATEDINVESTORS.COM .

We are excited about this upcoming transition and appreciate your support of the Vintage equity funds.

Sincerely,



/s/ Kenneth E. Edge
Chairman, President and CEO
AMCORE Financial, Inc.

   Federated Capital Appreciation Fund, a portfolio of Federated Equity Funds (ICA No. 811-4017) and Federated Stock and Bond Fund, Inc. (ICA No. 811-1) (collectively, "Federated"), together with Vintage Mutual Funds, Inc. ("Vintage"), will file a proxy statement/prospectus and other relevant document concerning the planned transitions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSITIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSITIONS, AND RELATED MATTERS. Investors will be able to obtain these document's free of charge at the SEC Web site (www.sec.gov). In addition, documents filed with the SEC by Federated will be available free of charge at 1-800-341-7400 or FederatedInvestors.com. Documents filed with the SEC by Vintage will be available free of charge at 1-800-798-1819 or www.VintageFunds.com.